Exhibit 99.1

Nevada Geothermal Power to Commence Development Drilling Program at Blue Mountain in Early November

Vancouver, B.C. (October 27, 2010), Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTCBB: NGLPF) is pleased to announce further development plans for the Blue Mountain Geothermal Project. The Company has contracted Ensign Drilling to drill up to three new injection wells in areas north and south of the core production area in order to further distribute injection water. The program, budgeted at $8.4 million, is funded out of the John Hancock Senior Debt Loan backed by a DOE Loan Guarantee which closed in early September 2010.

When completed the wells are expected to allow energy production to be significantly increased from current output levels (approximately 48 MW gross). Equipment is currently being mobilized and drilling is scheduled to start in the first week of November 2010.

The Company has recently completed reservoir "tracer" studies to determine fluid movement patterns between injection and production wells. Once the three new wells are completed and tested, NGP will determine a new configuration of the well field to optimize production. Along with the current wells in service, on-going remedial work and testing indicates that wells 91-15, 44-14, 36-14 and possibly others can be utilized in the final well plan.

In the medium term, the Company believes that four current injection wells located west of the production area can be converted to high temperature (180-200ºC) production wells at relatively low cost. The wells are already available and connected to the plant by insulated pipelines.

NGP has begun field assessment of additional target areas within the 17 square mile Blue Mountain property. Only two square miles are currently developed. Temperature gradient drilling to establish new resources is planned.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. operates the 49.5 MW Faulkner 1 geothermal power plant in Nevada. It is a growing, renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States. NGP currently owns a 100% leasehold interest in five properties: Blue Mountain, Pumpernickel Valley, Edna Mountain and Black Warrior in Nevada, and Crump Geyser, in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of between 150 MW and 300 MW from its current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO

http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.